UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 1-15-03
0-08827

March 14, 2003

Act 1934
Section
Rule 14A-8
Public Availability 3/14/2003

J. Allen Overby
Bass, Berry & Sims PLC
Amsouth Center
315 Deaderick Street, Suite 2700
Nashville, TN 37238-3001

Re: HCA Inc.
Incoming letter dated January 15, 2003

Dear Mr. Overby:

This is in response to your letter dated January 15, 2003 concerning the shareholder proposal submitted to HCA by United Association S&P 500 Index Fund. We also received a letter on the proponent's behalf dated February 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Jean M. Kelly
O'Donoghue & O'Donoghue
4748 Wisconsin Avenue, N.W.
Washington, DC 20016

BASS, BERRY & SIMS PLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS AT LAW

J. ALLEN OVERBY
TEL: (615) 742-6211
FAX: (615) 742-2711
aoverby@bassberry.com

AMSOUTH CENTER
315 DEADERICK STREET, SUITE 2700
NASHVILLE, TN 37238-3001
(615) 742-6200

www.bassberry.com

OTHER OFFICES:

NASHVILLE MUSIC ROW
KNOXVILLE
MEMPHIS

January 15, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Financial Investors Trust, on behalf of United Association S&P 500 Index Fund for inclusion in HCA Inc.'s Proxy Materials for its 2003 Annual Meeting of Stockholders.

Ladies and Gentlemen:

We submit this letter on behalf of HCA Inc., a Delaware corporation ("HCA" or the "Company"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This letter constitutes HCA's statement of reasons for excluding the stockholder proposal (the "Proposal") submitted by Financial Investors Trust, on behalf of United Association S&P 500 Index Fund (the "Proponent"), from the notice, proxy statement and form of proxy (collectively, the "Proxy Materials") relating to HCA's 2003 annual meeting of stockholders. The Company provided us the facts contained in this letter.

In accordance with Rule 14a-8(j) of the Exchange Act,[1] enclosed please find a copy of the Proponent's original letter, as re-submitted, attached hereto as Exhibit A, and six copies of this letter.

By copy of this letter and the enclosures, the Company is notifying the Proponent of its intention to omit the Proposal from HCA's Proxy Materials. In addition, by submission of this letter, HCA hereby requests the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") to concur that the Proposal may be omitted from the Proxy Materials or confirm that it will not recommend

---

1 Each reference within this letter to a "Rule" refers to the rules promulgated under the Exchange Act, unless otherwise noted.

any enforcement action if the Company omits the Proposal from its Proxy Materials for the reasons described herein.

Statement of Reasons to Exclude

The Proposal, if adopted, would request the Compensation Committee (the "Committee") of HCA's Board of Directors (the "Board") to meet with HCA's Chief Executive Officer (the "CEO") to review ways he can voluntarily reduce his total compensation received from HCA.

HCA employs its CEO to manage the day-to-day operations of the Company as a leading provider of healthcare services. The Committee oversees decisions on compensation and benefits for the Company's executives, and reviews and approves compensation arrangements for executive officers, including the CEO. The Committee reviews on an annual basis the CEO's total compensation. The Committee (comprised solely of independent directors) considers a broad range of factors in determining an appropriate compensation package for the CEO, including the CEO's level of responsibility and individual performance. Moreover, the Committee has retained an outside compensation consultant to assist the Committee in its review. The Company believes the CEO's compensation is appropriate.

The Company may properly exclude the Proposal from its Proxy Materials for at least three reasons. First, the Proposal requires the Committee to undertake an endeavor that it is without the authority or the power to perform. Second, the setting of the CEO's total compensation package is within the Company's ordinary management functions as a leading healthcare services provider. Finally, the Proposal, including its supporting statement, contains several statements that are false or misleading.

I. **Lacks Power or Authority to Implement Proposal.** HCA may properly omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(6) because the Proposal sets forth actions that the Company lacks the power to implement.

Under Rule 14a-8(i)(6), a company may exclude a proposal if it "would lack the power or authority to implement the proposal." Simply put, the CEO is under no legal obligation to the Company to agree with the Proponent's assertion that the CEO's compensation is unreasonable or to meet with the Committee to review ways to reduce his total compensation from the Company. The Company can only implement the Proposal and meet with the CEO to review ways to reduce the CEO's total compensation if the CEO agrees to do so. It is not within the Company's power to compel this result. Accordingly, the Company may exclude the Proposal under Rule 14a-8(i)(6) because it lacks the power and authority to unilaterally require its CEO to agree to take the requested action.

The Staff has concurred that similar proposals could be excluded on the basis that the company lacked the requisite authority. In *Putnam High Income Convertible and Bond Fund* (March 13, 2001) the stockholder proposal required the company (a fund) to unilaterally require a reduction in the annual compensation of its manager. The fund argued that it did not have the authority to require its manager to reduce the compensation paid the manager authorized under the fund's management contract. The Fund argued that the management contract represented the product of arms-length negotiations between the fund's board and the manager. The Staff concurred that any change to the manager's compensation would require mutual agreement by the fund and its manager. See also *Growth Stock Outlook Trust* (March 1, 1990) (concurring that a stockholder proposal cannot require a company to attempt to unilaterally require another party to voluntarily reduce its compensation).

II. Ordinary Business Operations of the Company. HCA may properly omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with business practices and operations that relate to the conduct of the "ordinary business operations" of the Company.

Under Rule 14a-8(i)(7), a company may exclude a proposal if it "deals with a matter relating to the company's ordinary business operations," provided that it does not have "significant policy, economic or other implications inherent in it." Exchange Release No. 34-12999 (November 22, 1976). The term "ordinary business" is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations, as discussed in Release No. 34-40018 (May 21, 1998). The Proposal concerns general business and operational matters with no significant policy implications, and, therefore, the Company may omit it under Rule 14a-8(i)(7). In addition, the Proposal requires additional disclosure in the Company's 2004 Proxy Materials which the Proxy Rules do not require.

The Proposal requests HCA to require its CEO to meet with the Committee to review ways that the CEO may voluntarily reduce the executive's total compensation package. The hiring, retention and compensation of a CEO and the determination of appropriate and competitive compensation are fundamental to the Company's ability to fulfill its mission of being a leading healthcare services company. The proposal impermissibly interferes with this ordinary business function because it removes from the Committee's discretion the ability to make informed decisions with respect to matters that are ordinary operational decisions in the context of the Company's business.

In Exchange Release No. 34-40018 the Commission noted that stockholder proposals which raise management issues are not appropriate where they invade matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment. As a leading healthcare services provider, the Company must make difficult decisions based on complex factors regarding the CEO's total compensation package.

The Company recognizes the Staff's previously stated view that "increased recognition that [senior executive compensation policies and practices] raise significant policy issues" and as such "proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business." *Battle Mountain Gold Company* (February 19, 1992). This Proposal fails to state a policy issue. It merely reflects the Proponent's desire for a voluntary reduction of one senior executive's total compensation package. It substitutes the Proponent's judgment in the place of the Committee's judgment regarding an ordinary management decision, the compensation of a key employee. As such, it fails to address any of the Company's policies and practices with regards to senior executive compensation identified by the Staff as policy issues in *Battle Mountain Gold Company*. The Proposal also fails to implicate a matter subject to widespread public debate.[2]

The Proposal requests the Company to include disclosures in the Company's 2004 Proxy Materials regarding the outcome of the proposed meeting between the CEO and the Committee. The current Proxy Rules do not require such disclosures in the Proxy Materials. The Staff has consistently allowed omission of proposals involving the format and content, beyond legal requirements, of a company's reports to stockholders because such proposals relate to the conduct of ordinary business. See, e.g., *The Mead Corporation* (January 31, 2001); *International Business Machines Corporation* (January 19, 1999) (allowing omission of a proposal because it would, if implemented, specify additional disclosures in the company's proxy materials); *ConAgra, Inc.* (June 10, 1998) (allowing omission of a proposal because it would, if implemented, require the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports); *Circuit City Stores, Inc.* (April 6, 1998) (same).

Based on the foregoing, the Company believes it may exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7).

III. The Proposal violates the Proxy Rules. Rule 14a-8(i)(3) requires companies to exclude stockholder proposals where inclusion would subsequently cause the company to violate the Proxy Rules, including Rule 14a-9. The Company may properly exclude the Proposal because it contains false or misleading statements in violation of Rule 14a-9.

The Company believes that the Proposal includes several statements that are either false or misleading. Rule 14a-9 requires companies to exclude from their proxy material any statements that are false or misleading. Accordingly, the Proposal may be excluded in reliance on which Rule 14a-8(i)(3) which allows companies to exclude any stockholder proposal that violates the Proxy Rules.

---

2 See Staff Legal Bulletin 14A (July 12, 2002) citing *Transamerica Corporation* (January 10, 1990) and *Aetna Life and Casualty Company* (February 13, 1992).

1. The Proposal states that the CEO should voluntarily reduce his total compensation package to "more reasonable and justifiable levels," which is false and misleading and so vague and indefinite as to mislead shareholders.

The Proposal makes a broad general statement that the CEO's compensation should be reduced to "more reasonable and justifiable levels." The Company believes the Proposal's characterization of the CEO's compensation as somehow not reasonable or justified is false and misleading. The CEO's compensation was reviewed and approved by a committee comprised solely of independent directors. Also, the Proposal fails to state what would be reasonable or justifiable, to define these standards or to describe relevant criteria. Moreover, the Proposal fails to provide any standards or procedures for setting compensation it would deem reasonable and justified. While the Proposal makes reference to the compensation of several unrelated parties, the Proposal fails to state whether or why the stated examples are reasonable or not, or whether or why they are relevant to the decision the Proponent seeks to put before the shareholders. Accordingly, the Proposal is subject to any number of differing interpretations. This lack of precision renders the Proposal false or misleading.

2. The Proposal's supporting statement is false or misleading because it includes inflammatory and other matters unrelated to the Company's compensation of the CEO.

In the Proposal's supporting statement the Proponent references three current and former CEO's of other companies (none of which are in the same line of business as the Company) intending to imply that the CEO's compensation is unreasonable and unjustifiable. Each of the three examples cited in the supporting statement has been the subject of unfavorable or unflattering publicity in the popular press for various reasons, including legal or regulatory issues, divorce, bankruptcy, or loss of market capitalization. In each instance the Proposal omits important information such as their compensation packages, the amount of compensation received, or any factors or methods considered to set the compensation. The Proposal also fails to discuss either the performance of the executive or the company, or how the examples compare to HCA or the compensation of its CEO. Accordingly, the Proposal is false or misleading because it equates the CEO's compensation with these inflammatory or irrelevant comparisons and the Proposal omits information necessary to make the statements made therein not misleading.

3. The Proposal's supporting statement is false or misleading because it implies that the CEO's compensation is not subject to review.

The Committee oversees decisions on compensation and benefits for the Company's executives, and reviews and approves compensation arrangements for executive officers, including the CEO. On an annual basis the Committee reviews the

CEO's total compensation package, including base salary, performance incentive grants and stock options. This process is described in the Committee's report on executive compensation included in the Company's proxy material each year. In the Proposal's supporting statement the Proponent states "[t]he compensation of the Company's CEO needs review". This statement is false or misleading because it omits important information regarding the Company's compensation policies and procedures used to determine executive pay, including that of the CEO.

Conclusion

For the reasons stated above, the Company may properly exclude the Proposal from its Proxy Materials because (1) the Company does not have the power or authority to perform the actions required in the Proposal; (2) the Proposal concerns the ordinary business decisions of the Company's directors; and (3) the Proposal contains materially false or misleading statements. Based on the foregoing, the Company's management intends to omit the Proposal and the statement in support thereof from its Proxy Materials for the 2003 annual meeting of stockholders. The Company respectfully requests the Staff to concur with our judgment that the Company may omit the Proposal from the Company's Proxy Materials or confirm that it will not recommend enforcement action to the Commission based upon such omission.

If the Staff does not concur with the Company's position, I would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Please call the undersigned at (615) 742-6211 if you should have any questions or need additional information or as soon as a Staff response is available.

Sincerely,

J. Allen Overby

United Association S&P 500 Index Fund

RECEIVED

JAN 3 2003

JOHN M. FRANCK II

December 31, 2002

Mr. John M. Franck II
Vice President and Corporate Secretary
HCA Inc.
One Park Plaza
Nashville, TN 37203

Re: Shareholder Proposal

Dear Mr. Franck,

As treasurer of Financial Investors Trust, I hereby re-submit on behalf of the United Association S&P 500 Index Fund (the "Fund") the enclosed shareholder proposal for inclusion in the HCA Inc.'s (the "Company") proxy statement to be sent to the Company's stockholders in conjunction with the next annual meeting. The shareholder proposal has been updated in accordance with the specifications set forth in your letter dated December 23, 2002, to be less than 500 words in length.

Also, enclosed is a revised letter from the Fund's custodian bank documenting the Fund's continuous ownership of stock in HCA Inc. valued at all times in excess of $2,000 for at least one year prior to the date of this letter. The Fund also intends to continue its ownership of at least the minimum number of shares required by SEC regulations through the date of the annual meeting.

The Fund will designate, at a later date, a representative to present the proposal at the annual meeting. Please call me with any questions.

Sincerely,

Jeremy O. May
Treasurer

Enclosures

PMB 606, 303 16th Street, Suite 016, Denver, Colorado 80202-5657 • (888) 766-8043 • www.uafund.com

RESOLVED: The shareholders of HCA Inc. (the Company) request that the Compensation Committee of the Board of Directors meet with the Company's Chief Executive Officer to review ways he can voluntarily reduce his compensation to more reasonable and justifiable levels and to report on the outcome of their review in next year's proxy statement.

SUPPORTING STATEMENT

William J. McDonough, President of the Federal Reserve Bank of New York, in a widely reported speech on Sept. 11, 2002, called on top corporate executives to cut their pay. Citing a study that found the average chief executive officer's pay has gone from 42 to 400 times that of the average production worker in the past 20 years, Mr. McDonough labeled the big jump in executive compensation "terribly bad social policy and perhaps even bad morals." He urged "CEOs and their boards should simply reach the conclusion that executive pay is excessive and adjust it to more reasonable and justifiable levels."

There has been some movement in that direction already.

Jack Welch, former GE Chairman and CEO, asked the GE board of directors to modify his employment contract that was laden with extraordinarily lush retirement benefits to eliminate everything except the traditional office and administrative support given for decades to all retired GE chairmen.

Gary Winnick, chairman of Global Crossing Ltd., pledged to contributed $25 million to offset some of the retirement-plan losses sustained by thousands of his company's current and former employees as a result of his company's stock-price declines.

Cendant Corp. announced that the compensation of its chairman and CEO, Henry Silverman, would be more than halved after he voluntarily agreed to the elimination of his right to an annual stock option grant and more closely linked his overall pay to the company's earnings.

The compensation of the Company's CEO needs review. The Company's 2002 proxy statement showed in its performance graph that during 2001 the Company's total stockholder return (based on cumulative total return on a $100 investment on December 31, 1996) dropped $13.39 while the Company's self-selected peer group, the S&P Hospital Management Index, rose $4.74. Yet for 2001, according to the executive compensation charts in the 2002 proxy statement, the Company's CEO received a salary of $1,027,526, restricted stock valued at $1,171,576, options on 400,000 shares (which potentially have a value of $9,388,139 based on a 5% assumed compounded annual rate of stock price appreciation for the term of the options and a value of $23,791,387 based on a 10% assumed compounded annual rate of stock price appreciation for the term of the options), and $203,596 in all other compensation [company contributions to the CEO's retirement, 401 (k) and restoration plan].

We submit it is indisputable from those facts and figures that the Company's Compensation Committee should meet with the CEO to review ways to reduce his compensation to more reasonable and justifiable levels and to report to shareholders on the outcome of that review in next year's proxy statement.

National City®

National City Bank
Taft-Hartley Services
1900 East Ninth Street
25th Floor
Cleveland, Ohio 44114
Fax (216) 222-9841

December 31, 2002

John M. Franck II
Vice President and Corporate Secretary
HCA
One Park Plaza
Nashville, TN 37203

Re: HCA holding in UA S&P 500 Index Fund

Dear Mr. Franck:

As Custodian for the United Association's S&P 500 Index Fund, National City is reporting that as of close of business 12/03/02 the Fund held 37,140.000 units of HCA. The initial purchase of 41,410.00 units occurred on 12/01/00. Our records indicate that the Fund has continuously held shares of HCA valued at all times in excess of $2,000.00 for the past 2 consecutive years, since the initial purchase.

If at this time there are any other questions or concerns regarding this matter, please feel free to contact me at (216) 222-9587.

Sincerely,

Gary Cantrell
Vice President

LAW OFFICES
O'DONOGHUE & O'DONOGHUE
4748 WISCONSIN AVENUE, NW
WASHINGTON, DC 20016
(202) 362-0041
FAX (202) 362-2640

9 NORTH ADAMS STREET
ROCKVILLE, MD 20850
(301) 251-0929

CONSTITUTION PLACE
SUITE 515
325 CHESTNUT STREET
PHILADELPHIA, PA 19106
(215) 629-4970

February 7, 2003

VIA FACSIMILE AND HAND DELIVERY
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the United Association S&P 500 Index Fund for Inclusion in HCA Inc.'s 2003 Proxy Statement

Ladies and Gentlemen:

We represent the United Association S&P 500 Index Fund (the "Proponent" or "Fund") which has submitted a shareholder Proposal (the "Proposal") to HCA Inc. ("HCA" or the "Company") for inclusion in the Proxy Statement for HCA's 2003 annual shareholders meeting (the "2003 Annual Meeting"). This letter is submitted in response to HCA's request, dated January 15, 2003, for a no-action letter permitting HCA to exclude the Proposal from the Proxy Statement for the 2003 Annual Meeting.

The Proposal

The instant Proposal requests that HCA's "Compensation Committee of the Board of Directors meet with the Company's Chief Executive Officer to review ways he can voluntarily reduce his compensation to more reasonable and justifiable levels and to report on the outcome of their review in next year's proxy statement."

THERE IS NO MERIT TO THE ASSERTION THAT THE PROPOSAL SHOULD BE OMITTED PURSUANT TO RULE 14a-8(i)(6)

The Company asserts that because they cannot compel the Chief Financial Officer to meet with the Compensation Committee or to agree to lower his compensation, the Proposal may be excluded pursuant to Rule 14a-8(i)(6). This argument should not be the basis for excluding the

Fund's Proposal from the Company's Proxy Statement. The Proposal is phrased as a request and is therefore precatory in nature. The Fund requests that the Company's Compensation Committee meet with the Chief Financial Officer to explore ways to voluntarily reduce his compensation and then to report on the outcome of their review in next year's Proxy Statement. Should the Chief Financial Officer refuse to meet with the Compensation Committee, then, that is what the Committee would report in the subsequent Proxy Statement. The Proposal does not require the Committee to "compel" or "force" the Chief Financial Officer to either attend, or discuss, lowering his compensation. It is the Fund's hope that the Chief Financial Officer will voluntarily discuss lowering his compensation and that the substance and results of that discussion will be reported to the Shareholders.

THERE IS NO MERIT TO THE ASSERTION THAT THE PROPOSAL MAY BE OMITTED PURSUANT TO RULE 14a-(i)(7)

The Company's attempt to exclude the Proposal because they contend the Proposal deals with the conduct of "ordinary business operations" of the Company should not prevail.

The "ordinary business" arguments asserted by the Company have been addressed and rejected by the Commission. In *Battle Mountain Gold Company* (February 13, 1992), the Commission specifically stated that:

> "[i]n view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business."

Furthermore, the Company's contention that the Proposal does not state a policy issue because it does not seek to reduce all executive management salaries is not persuasive. In *Putnam High Income Convertible and Bond Fund* (April 24, 2002) the Commission rejected omission of the Proposal on ordinary business grounds despite the fact that the proposal sought only to change the salary of the investment manager. The Fund's Proposal is a step towards addressing excessive management salaries – a problem of such concern that it was a topic discussed by the President of the Federal Reserve Bank of New York; excessive management salaries is precisely the type of issue a shareholder proposal should address. If the Company chooses to address all executive salaries, the Fund would have no objection.

The Proposal also should not be excluded on the grounds that it requests that the Company report on the outcome of the Compensation Committee's review in next year's proxy statement. The decisions cited by the Company in this regard do not support their contention that the Proposals should be excluded on this basis. In each of the decisions cited, the proposal required extensive and detailed disclosures regarding the ordinary business operations of the company. The proposal at issue in *Conagra, Inc.* (June 10, 1998), attempted to establish a political contributions program and to publish guidelines, as well as comprehensive disclosure on the recipients of such contributions in the company's annual report and Form 10k. In *The Mead*

Corporation (January 31, 2001) the Commission excluded the proposal stating that it "appears to focus on Mead's liability methodology and evaluation of risk." Lastly, the proposal in International Business Machines Corporation (January 19, 1999) sought disclosure of additional information about the process by which executive compensation was set, including: the names of firms retained by the Company to provide services, the amount of the fee and benefits paid to those firms, selection and hiring process undertaken by the company, and amount and purpose of fees received by the compensation consultant or firms for other services. By contrast, the Fund's Proposal deals with a policy issue, is not excludable under the ordinary business exception and asks only that the results of the requested meeting by the Compensation Committee be reported in the Proxy Statement.

THERE IS NO MERIT TO THE ASSERTION THAT THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) AND 14a-9 ON THE GROUND THAT IT CONTAINS MATERIALLY FALSE OR MISLEADING STATEMENTS.

The Company contends that requesting that the compensation package be lowered to "more reasonable and justifiable levels" is false and somehow misleading. The Proposal clearly notes in the supporting statement that the Company has underperformed its self-selected peer group in the last year by $18.13 (based on the cumulative return on a $100 investment on December 31, 1996), for which it compensated its Chief Executive Officer between $11,790,837 and $26,194,085 (depending on how you calculate stock price appreciation according to the compensation charts in the 2002 Proxy Statement. The Company cannot possibly argue that on its face – this compensation is "reasonable" or "justifiable." However, should the Company wish to argue the reasonableness of the compensation, the proper place would be in a statement submitted in the Proxy Statement along with the Proposal.

In the Supporting Statement of the Proposal, the Fund references three chief executive officers of major corporations who have lowered their over-all compensation packages. These executives have acted consistent with the concerns voiced by the President of the Federal Reserve Bank of New York and have accomplished the Fund's goal – lower executive salaries. Nowhere does the Fund's Proposal attempt to compare the salaries of these individuals with the Company's Chief Executive Officer.

Finally, the Company contends that the Proposal implies that the Company's compensation policies are not presently reviewed. Obviously the policies are reviewed, the Proposal does not contend otherwise. What the Proposal seeks to accomplish is a review of ways the Chief Executive Officer can voluntarily reduce his compensation. Inherent in the Proposal is the belief that a voluntary reduction of the Chief Executive Officer compensation will not occur without shareholders expressing their opinion on this issue.

Conclusion

For the foregoing reasons, I request that the SEC deny the Company's request for a No-Action letter and that the Company be required to include the United Association S&P 500 Index Fund's Proposal in the Proxy Statement for the 2003 Annual Meeting.

In accordance with Commission Rule 14(a)–8(j), the undersigned hereby files six copies of this letter with the SEC. A copy of this letter in concurrently being forwarded to J. Allen Overby.

Please contact the undersigned with any questions.

Respectfully submitted,

Jean M. Kelly

JMK:nw

cc: J. Allen Overby
Sean O'Ryan
Greg A. Kinczewski
Traci A. Thelen
Joyce A. Mader

101222_1.DOC

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2003

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: HCA Inc.
Incoming letter dated January 15, 2003

The proposal requests that the board's compensation committee meet with HCA's Chief Executive Officer to "review ways he can voluntarily reduce his compensation to more reasonable and justifiable levels" and to report on the outcome of the review in next year's proxy statement.

We are unable to concur in your view that HCA may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised to delete the discussion that begins "Jack Welch, former GE Chairman . . ." and ends ". . . company's stock price declines." Accordingly, we will not recommend enforcement action to the Commission if HCA omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that HCA may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that HCA may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that HCA may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that HCA may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Gail A. Pierce
Attorney-Advisor